                                                                     EXHIBIT 8.1

INTERNAL REVENUE SERVICE                        Department of the Treasury

                                                Washington, DC 20224
Index Numbers: 0355.01-00, 0368.02-00,
               0368.04-00

John J. Molinelli                               Contact Person:
Senior Vice President & Chief                   Glenn Bogdonoff
Financial Officer                               Telephone Number:
AMETEK, Inc.                                    (202) 622-7530
Station Square                                  In Reference to:
Paoli, PA 19301                                 CC:DOM:CORP:4 PLR-103311-97
                                                              PLR-110432-97
Edward A. Christensen                           Date:  JUN 16 1997
Vice President, General
Counsel & Secretary
Culligan Water Technologies, Inc.
One Culligan Parkway
Northbrook, IL  60062-6209                      "This document may not be used
                                                or cited as precedent. Section
                                                6110 (i) (3) of the Internal
                                                Revenue Code."

Distributing            =       AMETEK, Inc.
                                a Delaware corporation
                                EIN: 13-4923320

Controlled              =       AMETEK Aerospace Products, Inc.
                                a Delaware corporation
                                EIN: 14-1682544

Intermediate            =       AmeSpace, Inc.
                                a Delaware corporation
                                EIN: 51-0329083

Acquiring               =       Culligan Water Technologies, Inc.
                                a Delaware corporation
                                EIN: 51-0350629

Mergerco                =       Culligan Water Company, Inc.
                                a Delaware corporation
                                EIN: 36-4157841

Sub 1                   =       EMA Corp.
                                a Delaware corporation
                                EIN: 51-0300623

Foreign Sub 2           =       AMETEK (FSC), Inc.
                                a United States Virgin Islands
                                corporation

Foreign Sub 3           =       AMETEK (Bermuda) Ltd.
                                a Bermuda corporation

Foreign Sub 4           =       AMETEK G.m.b.H.
                                a German corporation

Foreign Sub 5           =       AMETEK IMTSA, S.A. de C.V.
                                a Mexican corporation
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PLR-103311-97                           -2-

Foreign Sub 6           =       AMETEK Lamb Motores de Mexico, S.A. de
                                 C.V.
                                a Mexican corporation

Foreign Sub 7           =       AMETEK (Canada) Inc.
                                a Canadian corporation

Foreign Sub 8           =       AFIMO S.A.M.
                                a Monaco corporation

Foreign Sub 9           =       APIC International S.A.
                                a French corporation

Foreign Sub 10          =       APIC Filter, G.m.b.H.
                                a German corporation

Foreign Sub 11          =       AMETEK Precision Instruments (UK) Ltd.
                                a United Kingdom corporation

Foreign Sub 12          =       Ametek Filters Ltd.
                                a United Kingdom corporation

Business A              =       industrial materials, other than the
                                water filtration business

Business B              =       electro-mechanical motors

Business C              =       precision instruments

Business D              =       water filtration

a                       =       55
-

Dear Messrs. Mollinelli and Christensen:

        This letter responds to your February 13, 1997 request for rulings on certain federal income tax consequences of a proposed transaction.


                               Summary of Facts

        Publicly held Distributing is the common parent of an extensive group whose affiliates join in filing a consolidated federal income tax return. Distributing conducts Business A, Business B, Business C (together, the "Unwanted Businesses"), and Business D directly and through its subsidiaries.

        Distributing wholly owns Intermediate, Sub 1, Foreign Sub 2 through Foreign Sub 9, and Foreign Sub 11. Foreign Sub 9 owns a percent of Foreign Sub
                                                      -
10, Foreign Sub 11 wholly owns Foreign
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PLR-103311-97                           -3-

Sub 12, and Intermediate wholly owns Controlled. Business D is directly conducted by Distributing, Foreign Sub 8, Foreign Sub 9, Foreign Sub 10, and Foreign Sub 12. Distributing also directly conducts Business B.

        Distributing has outstanding (i) qualified and nonqualified options to acquire shares of its common stock and (ii) stock appreciation rights payable in cash or shares of Distributing common stock when the related option is exercised or surrendered (together, the "Options").

        Financial information has been submitted indicating that Business B and Business D each had gross income and operating expenses representing the conduct of an active business during each of the past 5 years.

        Acquiring has informed Distributing in writing that it wishes to acquire Business D but not the Unwanted Businesses.

                             Proposed Transaction

        To accommodate Acquiring, Distributing proposes to divest itself of the Unwanted Businesses as follows:

        (i) Intermediate will merge into Controlled (the "Intermediate Merger"), with Distributing exchanging its Intermediate stock for newly issued Controlled stock.

        (ii) Distributing will purchase the stock of Foreign Sub 12 from Foreign Sub 11 for fair market value in cash, the outstanding principal amount of an intercompany note from Foreign Sub 11 to Distributing, or a combination of cash and the intercompany note. Distributing represents that Foreign Sub 11 will retain all consideration received from Distributing in the sale of Foreign Sub 12.

        (iii) Distributing will transfer to Controlled all assets of the Unwanted Businesses (including those of Business B) not already held by Controlled in exchange for additional shares of Controlled stock and the assumption by Controlled of liabilities associated with the transferred assets (the "Contribution").

        (iv) Distributing will distribute the Controlled stock to its shareholders pro rata (the "Distribution").

        (v) After the number and exercise price of shares subject to outstanding Options have been adjusted to account for the Distribution, Controlled will assume all Options issued to employees of the Unwanted Businesses. In addition, Controlled will adopt a stockholder rights plan under which each share of Controlled stock received in the Distribution will have attached
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PLR-103311-97                           -4-

a purchase right not exercisable or transferable separately from the Controlled stock unless and until certain events (generally involving changes in corporate control) occur (the "Controlled Rights").

        (vi) On the day after the Distribution, Mergerco (a recently formed and wholly owned subsidiary of Acquiring) will merge into Distributing, with Distributing's shareholders exchanging all of their Distributing stock solely for voting stock of Acquiring (the "Exchange"). The Acquiring stock will be accompanied by purchase rights similar to the Controlled Rights (the "Acquiring Rights"). Distributing Shareholders will receive cash in lieu of fractional Acquiring shares. Any Distributing options held on the Exchange date by continuing employees of Business D will be converted into options on Acquiring shares.

        Controlled and Acquiring will mutually agree to indemnify each other for
(i) certain losses arising out of, or resulting from, the assets contributed to Controlled, untrue statements or representations, breaches of contract, violations of law and other similar events (the "Non-tax indemnification Payments") and (ii) tax liabilities relating to certain tax periods ending before, on, and after the date of the transaction (the "Tax Indemnification Payments"). In addition, the economic terms of the Exchange are based on the assumption that Distributing will have a specified net worth on the date of the Exchange. To the extent the actual net worth differs from the estimated net worth, Distributing or Controlled must make a balancing payment to the other (the "True-up Payment").


                      Intermediate Merger Representations

        The taxpayers have made the following representations for the Intermediate Merger.

        (a) To to the best of Distributing's knowledge and belief, the Intermediate Merger will qualify as a reorganization under (S)(S) 368(a)(1)(a) and 368(a)(1)(D) of the Internal Revenue Code.

        (b) The total adjusted basis of the assets of Intermediate transferred to Controlled in the Intermediate Merger (taking into account Intermediate's Controlled common stock) will exceed the sum of the liabilities assumed by Controlled, plus the amount of liabilities to wich the assets transferred in the Intermediate Merger are subject.


                 Contribution and Distribution Representations

        The taxpayers have made the following representations for the Contribution and Distribution:
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    (c) Any indebtedness owed by Controlled to Distributing after
  Distribution will not be stock or securities.

    (d) No part of the consideration distributed by Distributing in the Distribution will be received by a shareholder as a creditor, employee, or in any capacity other than that of a shareholder of Distributing.

    (e) No part of the consideration distributed by Distributing in the Distribution will be received by a security holder as an employee or in any capacity other than that of a security holder of Distributing.

    (f) The 5 years of financial information submitted on behalf of Business B and Business D represent present operations of these businesses, and, regarding each business, there have been no substantial operational changes since the date of the last financial statements submitted.

    (g) Following the Distribution, Distributing and Controlled will each continue the active conduct of its business, independently and with its separate employees.

    (h) The Contribution and Distribution are being carried out to facilitate the acquisition of Distributing's Business D. These transactions are motivated, in whole or substantial part, by this corporate business purpose.

    (i) Apart from the Exchange, there is no plan or intention by any shareholder who owns 5 percent or more of the stock of Distributing, and the management of Distributing, to the best of its knowledge, is not aware of any plan or intention on the part of any particular remaining shareholder or security holder of Distributing, to sell, exchange, transfer by gift, or otherwise dispose of any stock in, or securities of, either (i) Distributing or Controlled after the Distribution or (ii) Controlled or Acquiring after the Exchange.

    (j) There is no plan or intention by Distributing, Controlled, or Acquiring, directly or through any subsidiary corporation, to purchase any of its outstanding stock after the Distribution, other than through stock purchases meeting the requirements of (S) 4.05(1)(b) of Rev. Proc. 96-30, 1996-1 C.B. 696, 705.

    (k) There is no plan or intention to liquidate either Distributing or Controlled, to merge either corporation with any other corporation, or to sell or otherwise dispose of the assets of either corporation after the transaction, except in the ordinary course of business.

    (l) The total adjusted basis and the fair market value of

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  the assets transferred to Controlled by Distributing each equals or exceeds the sum of the liabilities assumed by Controlled plus any liabilities to which the transferred assets are subject.

    (m) The liabilities assumed in the Contribution and the liabilities to which the transferred assets are subject were incurred in the ordinary course of business and are associated with the assets being transferred.

    (n) The income tax liability for the taxable year in which investment credit property (including any building to which (S) 47 (d) applies) is transferred will be adjusted pursuant to (S) 50 (a) (1) or (a) (2) (or (S) 47, as in effect before amendment by Public Law 101-508, Title 11, 104 Stat. 1388, 536 (1990), if applicable) to reflect an early disposition of the property.

    (o) Except for possible Indemnification and True-Up Payments and any debt created in a continuing transaction, no intercorporate debt will exist between Distributing and Controlled at the time of, or after, the Distribution.

    (p) Immediately before the Distribution, items of income, gain, loss, deduction, and credit will be taken into account as required by the applicable intercompany transaction regulations (see (S)(S) 1.1502-13 and 1.1502-14 of the Income Tax Regulations as in effect before the publication of T.D. 8597, 1995-2 C.B. 147, and as currently in effect; (S) 1502-13 as published by T.D. 8597). Further any excess loss account Distributing may have in the Controlled stock will be included in income immediately before the Distribution (see (S) 1.1502-19).

    (q) Payments made in any continuing transactions between Distributing and Controlled will be for fair market value based on terms and conditions arrived at by the parties bargaining at arm's length.

    (r) No two parties to the transaction are investment companies are defined in (S) 360 (a) (2) (F) (iii) and (iv).

    (s) The Controlled Rights will not be traded apart from the Controlled common stock before the occurrence of certain triggering events. For a period of time before they are exercisable, the Controlled Rights may be redeemed by Controlled. At the time of the Distribution, the likelihood that the Controlled Rights would be exercised will be both remote and uncertain.

                           EXCHANGE REPRESENTATIONS

  The taxpayers have made the following representations for the Exchange:

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    (t) The fair market value of the Acquiring voting stock received by each
  Distributing shareholder will approximately equal the fair market value of the Distributing common stock surrendered in the Exchange.

    (u) There is no plan or intention by the shareholders of Distributing who own 5 percent or more of the Distributing stock, and to the best of the knowledge of the management of Distributing, there is no plan or intention on the part of the remaining shareholders of Distributing, to sell, exchange, or otherwise dispose of a number of shares of Acquiring shock received in the Exchange that would reduce the Distributing shareholders' ownership of Acquiring stock to a number of shares having a value, as of the date of the Exchange, of less than 50 percent of the value of all the formerly outstanding stock of Distributing as of the same date. For purposes of this representation, shares of Distributing stock exchanged for cash in lieu of fractional shares of Acquiring stock will be treated as outstanding Distributing stock on the date of the Exchange. Moreover, shares of Distributing stock and shares of Acquiring stock held by Distributing shareholders and otherwise sold, redeemed, or disposed of before or after the Exchange will be considered in making this representation.

    (v) Distributing has no plan or intention to issue additional shares of its stock that would result in Acquiring losing control of Distributing under (S) 368(c).

    (w) Acquiring has no plan or intention to liquidate Distributing; to merge Distributing into another corporation; to cause Distributing to sell or otherwise dispose of any of its assets, except for dispositions made in the ordinary course of business; or to sell or otherwise dispose of any of the Distributing common stock acquired in the Exchange, except for transfers described in (S) 368(a) (2) (c).

    (x) Acquiring has no plan or intention to reacquire any of its stock issued in the Exchange.

    (y) Acquiring, Distributing, and the shareholders of Distributing will pay their own expenses, if any, incurred in the Exchange.

    (z) Acquiring will acquire Distributing common stock solely in exchange for Acquiring voting stock. For purposes of this representation, Distributing common stock redeemed for cash or other property furnished by Acquiring will be considered as acquired by Acquiring. Further, no liabilities of Distributing or the Distributing shareholders will be assumed by Acquiring, nor will any of the Distributing common stock be subject to any liabilities.

    (aa) At the time of the Exchange, Distributing will not have outstanding any warrants, options, convertible securities, or any other type of right pursuant to which any person could acquire stock in Distributing that, if exercised or converted, would affect Acquiring's acquisition or retention of control of Distributing, as defined in (S)368(c)

    (bb) Acquiring does not own, directly or indirectly, nor has it owned during the past 5 years, directly or indirectly, any stock of Distributing.

    (cc) Following the Exchange, Distributing will continue its historical business or use a significant portion of its historical business assets in a business.

    (dd) No two parties to the Exchange are investment companies as defined in (S)368(a)(2)(F)(iii) and (iv).

    (ee) There will be no dissenters to the Exchange.

    (ff) On the date of the Exchange, the fair market value of the assets of Distributing will exceed the sum of its liabilities plus the liabilities, if any, to which the assets are subject.

    (gg) The payment of cash in lieu of fractional shares of Acquiring stock is solely for the purpose of avoiding the expense and incovenience to Acquiring of issuing fractional shares and does not represent separately bargained-for consideration. The total cash consideration that will be paid in the Exchange to the Distributing shareholders instead of issuing fractional shares of Acquiring stock will not exceed one percent of the total consideration that will be issued in the Exchange to the Distributing shareholders in exchange for their shares of Distributing common stock. The fractional share interests of each Distributing shareholder will be aggregated, and no Distributing shareholder will receive cash in an amount equal to or greater than the value of one full share of Acquiring stock.

    (hh) None of the compensation received by any shareholder-employees of Distributing will be separate consideration for, or allocation to, any of their shares of Distributing stock; none of the shares of Acquiring stock received by any shareholder-employees will be separate consideration for, or allocable to, any employment agreement; and the compensation paid to any shareholder-employees will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm's length for similar services.

    (ii) Acquiring will pay or assume only those expenses of Distributing that are solely and directly related to the transaction in accordance with the guidelines established in Rev. Rul 73-51, 1973-1 C.B. 187.

    (jj) The Acquiring Rights will not be traded apart from the Acquiring voting stock before the occurrence of certain triggering events. For a period of time before they are exercisable, the Acquiring Rights may be redeemed by Acquiring. At the time of the Exchange, the likelihood that the Acquiring Rights would be exercised will be both remote and uncertain.

                          INTERMEDIATE MERGER RULINGS

  Based solely on the information submitted and the representations set forth above, we rule as follows on the Intermediate Merger:

    (1) The continuity of proprietary interest requirement under (S) 1.368-1(b) will be satisfied in the Intermediate Merger despite the Distribution (see Rev. Rul. 84-30, 1984-1 C.B. 115).

    (2) No gain will be recognized by Intermediate under (S) 357(c) as a result of the intermediate Merger.

                     CONTRIBUTION AND DISTRIBUTION RULINGS

  Based solely on the information submitted and the representations set forth above, we rule as follows on the Contribution and Distribution:

    (3) The Contribution, followed by the Distribution, will be a reorganization under (S) 368(a)(1)(D). Distributing and Controlled will each be "a party to a reorganization" under (S) 368(b).

    (4) No gain or loss will be recognized by Distributing on the Contribution ((S)(S) 361(a) and 357(a)).

    (5) No gain or loss will be recognized by Controlled on the Contribution ((S) 1032(a)).

    (6) The basis of each asset received by Controlled will equal the basis of that asset in the hands of Distributing immediately before the Contribution ((S) 362(b)).

    (7) The holding period of each asset received by Controlled in the Contribution will include the period during which Distributing held the asset ((S) 1223(a)).

    (8) No gain or loss will be recognized by Distributing on the Distribution ((S) 361(c)).

    (9) No gain or loss will be recognized by (and no amount will otherwise be included in the income of) the shareholders of

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Distributing on their receipt of Controlled common stock in the Distribution
((S)355(a)(1)).

  (10) The aggregate basis of the Distributing and Controlled stock in the hands of each Distributing shareholder after the Distribution will equal the aggregate basis of the Distributing stock held immediately before the Distribution, allocated in proportion to the fair market value of each under 1.358-2(a)(2) ((S)358(b)(2)).

  (11) The holding period of the Controlled stock received by each Distributing shareholder will include the holding period of the Distributing stock on which the Distribution is made, provided the Distributing stock is held as a capital asset on the date of the Distribution ((S)1223(1)).

  (12) Tax Indemnification Payments for liabilities (i) relating to the period ending on or before the Distribution and (ii) becoming fixed and ascertainable after the Distribution will be treated as having occurred immediately before the Distribution.

  (13) Any True-up Payment will be treated as having occurred immediately before the Distribution.

  (14) As provided in (S)312(h), the proper allocation of earnings and profits between Distributing and Controlled will be made under (S)1-312-10(a).

                               EXCHANGE RULINGS

  Based solely on the information submitted and the representations set forth above, we rule as follows on the Exchange:

  (15) For federal income tax purpose, the information and merger of Mergerco described above in step (vi) will be disregarded, and the transaction will be treated as if Acquiring has acquired all the outstanding stock of Distributing solely in exchange for shares of Acquiring voting stock (the Exchange) (Rev.Rul. 67-448, 1967-2 C.B. 144).

  (16) The acquisition by Acquiring of all the Distributing stock solely in exchange for Acquiring voting stock will qualify as a reorganization under
(S)368(a)(1)(B). Distributing and Acquiring will each be "a party to a reorganization" under (S)368(b).

  (17) No gain or loss will be recognized by Acquiring on the Exchange ((S)1032(a)).

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

    (18) No gain or loss will be recognized by the Distributing shareholders on the Exchange ((S) 354(a) (1)).

    (19) The basis of the Acquiring voting stock received by each Distributing shareholder will equal the basis of the Distributing common stock surrendered in the Exchange ((S) 358 (a) (1)).

    (20) The holding period of the Acquiring voting stock received by each Distributing shareholder will include the holding period of the Distributing common stock surrendered in the Exchange, provided the Distributing stock was held as a capital asset on the date of the Exchange ((S) 1223 (1)).

    (21) The basis of the Distributing stock received by Acquiring will equal the basis of that stock in the hands of the Distributing shareholders immediately before the Exchange ((S) 362(b)).

    (22) The holding period of the Distributing common stock received by Acquiring will include the period during which the stock was held by the Distributing shareholders ((S) 1223 (2)).

    (23) The payment of cash in lieu of fractional share interests in Acquiring voting stock will be treated as if the fractional share interests had been distributed as part of the Exchange and then were redeemed by Acquiring. The cash payment will be treated as having been received in exchange for the stock redeemed as provided in (S) 302 (a) (Rev. Proc. 77-41, 1977-2 C.B. 574).

                                    CAVEATS

  We express no opinion about the tax treatment of the transaction under any other sections of the Code or regulations or the tax treatment of any conditions existing at the time of, or effects resulting from, the transaction that are not specifically covered in the above rulings. In particular, no opinion is expressed regarding (i) whether the Intermediate Merger qualifies as a reorganization under (S) 368(a)(1)(A) or 368 (a)(1)(D) and (ii) whether the Non-tax Indemnification Payments should be treated as made before the Distribution.

  Moreover, the conclusions in rulings (3) through (14) of this letter are based on the provisions of (S) 355 currently in effect but are subject to revocation or modification should (S) 355 be amended retroactively.

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

                             PROCEDURAL STATEMENTS

  This ruling is directed only to the taxpayer who requested it. Section 6110(j)(3) provides that it may not be used or cited as precedent.

  A copy of this ruling letter should be attached to the federal income tax return of each taxpayer involved for the taxable year in which the transaction covered by this letter is consummated.

  Under the powers of attorney on file in this office, a copy of this letter is being sent to each of your authorized representatives.

                                          Sincerely yours,

                                          Assistant Chief counsel (Corporate)

                                          By: /s/ Wayne T. Murray
                                            -----------------------------------
                                            Wayne T. Murray
                                            Senior Technician/Reviewer
                                            Branch 4